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September 24, 2020

VIA EDGAR

Mr. David M. Plattner

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Akcea Therapeutics, Inc.

Schedule TO-T/13E-3 filed by Ionis Pharmaceuticals, Inc. and Avalanche

Merger Sub, Inc.

Filed September 14, 2020

File No. 005-90051

Dear Mr. Plattner:

I am writing on behalf of Ionis Pharmaceuticals, Inc. (“Parent”) and Avalanche Merger Sub, Inc., its wholly owned subsidiary (“Purchaser”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated September 22, 2020 (the “Comment Letter”) with respect to the above-referenced Schedule TO and Schedule 13E-3, as filed with the Commission on September 14, 2020 (the “Tender Offer Documents”).

This letter and Parent and Purchaser’s Amendment No. 1 to the Tender Offer Documents are being filed with the Commission electronically via the EDGAR system today.

David M. Plattner

September 24, 2020

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Tender Offer Documents.

Background of the Offer; Contacts with Akcea, page 10

1.

The disclosure on page 13 indicates that Parent delivered the Initial Proposal to the Affiliate Transactions Committee on August 19, 2020, which proposal included a purchase price of $16.00 per Share and was accompanied by a proposed draft Merger Agreement. Please explain why Parent did not file an amended Schedule 13D until August 31, 2020. Refer to Item 4 of Schedule 13D and Rule 13d-2.

Response: Parent respectfully acknowledges the Staff’s comment requesting an explanation as to why Parent did not file an amendment to its Schedule 13D until August 31, 2020, in light of the Initial Proposal. Parent did not file an amendment to its Schedule 13D after its Initial Proposal on August 19, 2020 because no material change to its Schedule 13D had occurred at that time.

As the Staff is aware, once a Schedule 13D is filed the schedule only needs to be amended “[i]f any material change occurs in the facts set forth in the Schedule 13D.” Rule 13d-2(a). The term “material” is not defined in Regulation 13D or elsewhere in the U.S. securities laws. Based on relevant case law, including the U.S. Supreme Court decision in Basic Inc. v. Levinson, 485 U.S. 224 (1988), whether merger discussions and negotiations are material, and therefore ripe for disclosure, requires an assessment of the probability that the transaction will be completed and the magnitude of the potential transaction.

In its Schedule 13D filed with the Commission on July 27, 2017, Parent stated that it did not “have any plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.” However, Parent also expressly “reserve[d] the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.” Parent is aware of the Staff’s guidance regarding the need to amend disclosures similar to these, when the facts materially change. Beneficial Ownership Reporting Compliance and Disclosure Interpretations - Question 110.06. In light of relevant judicial authority and Staff guidance, however, Parent believes that the facts contemplated by its disclosure remained materially unchanged at the time of the Initial Proposal.

The Initial Proposal was non-binding and expressly conditioned on the review and approval of the Parent Board (as well as the negotiation of a mutually satisfactory merger agreement and the receipt and review of due diligence materials that had not been provided to Parent). As of August 19, 2020, the date the Initial Proposal was delivered, no course of action regarding a transaction with Akcea had been decided upon and no specific intention had been formulated by, any person or body with authority to cause Parent to undertake it. Rather, at the time of the Initial Proposal, the Parent Board had merely authorized its Finance Committee to (1) work with Parent management in the review, evaluation and negotiation to determine whether a transaction involving the acquisition of all shares of Akcea not held by Parent would be desirable or available to Parent on desirable terms and, (2) if such a transaction were determined to be desirable and available to Parent on desirable terms, make a recommendation to the Parent Board with regard to such a transaction, which transaction could proceed only with the Parent Board’s review and approval. Review and approval by the Parent Board did not take place until August 30, 2020, and until that time it was uncertain whether a transaction would be approved as no authorized decision maker had considered the matter.

Moreover, at the time of the Initial Proposal, it was unclear to Parent whether the Affiliate Transactions Committee would be willing to engage as to any potential transaction, whether at the price contained in the Initial Proposal or at any other price. The governance framework Parent had committed to in the Initial Letter - that Parent would not engage in a transaction unless (1) the Akcea Board formed a special committee of independent directors to consider (including the ability to reject) any proposal by Parent, and (2) such special committee actually approved a transaction - left Parent powerless to pursue any transaction involving Akcea in any other manner (e.g. on a public or hostile basis), and therefore with no ability to formulate a specific intention with respect to any purpose, plan or proposal, or to assess whether a transaction was probable (or even possible), unless and until the Affiliate Transactions Committee actually agreed to move forward.

When the Initial Proposal was made, Parent did not expect that $16.00 would be acceptable to the Affiliate Transactions Committee and did not know what (if any) higher price would enable a transaction to proceed. It was not until August 28, 2020 that the Affiliate Transactions Committee first expressed its willingness to engage in back-and-forth price negotiations concerning a price per share that Parent management and the Finance Committee viewed as desirable to present for consideration by the Parent Board. However, even those steps were only preliminary and necessary preconditions to Parent receiving access to the data room containing the due diligence materials that the Initial Proposal were expressly conditioned on. Data room access did not occur until August 29, 2020,

David M. Plattner

September 24, 2020

at which time Parent was finally able to review materials from Akcea needed in order for management and the Finance Committee to present a transaction for consideration by the Parent Board. Furthermore, it was not until August 28, 2020 that Parent’s received an initial markup of the Merger Agreement and a draft disclosure schedule from counsel to the Affiliate Transactions Committee. Following receipt, Parent management and its counsel spent the next forty-eight hours discussing and resolving material terms (as described in Parent and Purchaser’s Amendment No. 1 to the Tender Offer Documents) to even present a proposed definitive agreement to the Parent Board. At the time of the Initial Proposal, Parent had no way to assess the likelihood that price and other material terms would in fact be resolved or the outcome of its due diligence, such that a transaction could ever even be presented to the Parent Board in order for a decision to be made.

As a Schedule 13D filer, Parent was not obligated to disclose all plans or proposals regarding its investment in Akcea. Its obligation related to its Schedule 13D was only to file an amendment promptly if there were any material changes to the information included in the Schedule 13D. Whether a change is material requires an assessment of all the facts and circumstances related to the matter, including the probability the matter will proceed. Based on these requirements, Parent believes it amended its Schedule 13D promptly following the material change to Item 4 of its Schedule 13D.

Parent respectfully submits that its view regarding the propriety of the timing of its Schedule 13D amendment is supported by judicial opinions examining Schedule 13D disclosure obligations. In Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995), the Second Circuit held that “unless a course of action is decided upon or intended, it need not be disclosed as a plan or proposal under Item 4.” For the reasons discussed above, Parent did not decide upon or intend a transaction with Akcea to occur at the time of the Initial Proposal. Furthermore, the court in SEC v. Amster & Co., 762 F.Supp. 604, 610 (S.D.N.Y., 1991) held that “[i]t would be as serious an infringement of [the Exchange Act’s] regulations to overstate the definiteness of the plans as to understate them.” Were Parent to have amended its Schedule 13D at the time it had submitted the Initial Proposal, it would have done so without (among other matters) having received any measure of review or endorsement of a transaction from the Parent Board, without knowing whether the Affiliate Transactions Committee would engage at all or on what terms, without knowing whether a consensus on price or material terms of the Merger Agreement were possible, and without having received any of the requested due diligence information that was a condition of the Initial Proposal. Any amended Item 4 disclosure prior to August 31, 2020 would have run a significant risk of overstating the definitiveness of Parent’s plans with respect to a potential transaction involving Akcea.

In light of these facts, Parent was not obligated under Schedule 13D or Rule 13d2-(a) to amend its Schedule 13D at the time of the Initial Proposal because no material change had yet occurred with respect to Parent’s Item 4 disclosure in its Schedule 13D. Once a material change did occur, Parent complied with its obligations under Regulation 13D and promptly amended its Schedule 13D as required by Rule 13d-2(a).

2.

On page 14, please provide additional detail regarding the negotiations over price between August 25 and August 28. For example, please explain why Parent increased its proposed price from $17.00 per share to $17.75, as well as additional context regarding the final agreed price of $18.15.

Response: The Filing Persons acknowledge the Staff’s comment and have amended the disclosure in the section entitled “1. Background of the Offer; Contacts with Akcea” on page 14 of the Offer to Purchase.

3.	Also on page 14, please provide additional detail regarding the “various issues” related to the Merger Agreement that were negotiated over August 29 and August 30.

Response: The Filing Persons acknowledge the Staff’s comment and have amended the disclosure in the section entitled “1. Background of the Offer; Contacts with Akcea” on page 14 of the Offer to Purchase.

Position of Parent Regarding the Fairness of the Transaction, page 15

4.

We note the negative factor on page 16 that Parent’s approximately 76% ownership of Akcea may preclude competing offers from third parties. Please revise to also include reference to Parent’s Initial Letter, which, according to disclosure on page 12, stated that Parent “had no interest in, and would not expect to vote in favor of, any alternative sale, merger or similar transaction involving Akcea.”

Response: The Filing Persons acknowledge the Staff’s comment and have amended the disclosure in the section entitled “2. Position of Parent Regarding the Fairness of the Transaction” on page 16 of the Offer to Purchase.

David M. Plattner

September 24, 2020

Interests of Certain Persons in the Offer, page 18

5.	We note the statement on page 18 that Parent “may be deemed” to control Akcea. Please revise such statement to remove the uncertainty.

Response: The Filing Persons acknowledge the Staff’s comment and have amended the disclosure in the section entitled “4. Interests of Certain Persons in the Offer—Conflicts of Interest” on page 18 of the Offer to Purchase.

Conditions of the Offer, page 72

6.

All offer conditions, except those dependent on the receipt of regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer. The disclosure on page 74, however, states that offer conditions “may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser.” Please revise to remove the implication that conditions may be waived after expiration.

Response: The Filing Persons acknowledge the Staff’s comment and have amended the disclosure in the section entitled “22. Conditions of the Offer” on page 74 of the Offer to Purchase.

7.

Please see the previous comment. Note that if an event occurs that “triggers” an offer condition before the Expiration Date, Parent and Purchaser must act promptly to waive the condition or assert it to terminate. Parent and Purchaser may not wait until the Expiration Date to assert a condition that was triggered earlier in the Offer period. Please confirm your understanding in your response letter.

Response: Parent and Purchaser acknowledge that they are required to promptly disclose the waiver of any Offer Condition if such waiver constitutes a material change in the information sent to Akcea’s security holders, and may be required to extend the Offer under certain circumstances. Parent and Purchaser confirm their understanding that if an Offer Condition is “triggered” and they decide to proceed with the Offer, such action would constitute a waiver of such Offer Condition.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4850.

David M. Plattner

September 24, 2020

Sincerely,

/s/ Graham Robinson
Graham Robinson

cc:	Patrick O’Neil, Ionis Pharmaceuticals, Inc.

Laura Knoll, Skadden, Arps, Slate, Meagher & Flom LLP